1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 27, 2014

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Christina DiAngelo Fettig
Mr. James E. O’Connor

Re:	Medallion Financial Corp.
Registration Statement on Form N-2 filed on April 29, 2014 File No.: 333-195567 and
Annual Report on Form 10-K filed on March 5, 2014 File No.: 814-00188

Dear Ms. Fettig and Mr. O’Connor:

On behalf of Medallion Financial Corp. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to (i) the Registration Statement on Form N-2, filed on April 29, 2014 (the “Registration Statement”) and (ii) the Company’s Annual Report on Form 10-K, filed on March 5, 2014, contained in the letter dated May 29, 2014 (the “Comment Letter”) and the telephone comments delivered to the Company on June 3, 2014 (the “Telephone Comments”).

We are submitting this response letter in connection with the filing of Pre-Effective Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”). The Revised Registration Statement is being filed in order to respond to the Comment Letter and the Telephone Comments and to make such changes as the Company deems appropriate. To facilitate your review, we have set out each of your comments below with our corresponding responses.

As discussed with the Staff, the Company is requesting, via separate correspondence, acceleration of effectiveness of the Revised Registration Statement of an effective date to June 30, 2014.

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NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

COMMENT LETTER

REGISTRATION STATEMENT ON FORM N-2

Cover Pages

Comment 1: Please disclose on the front cover if the Fund may enter into any arrangements, such as an over-allotment option, under which underwriters may purchase additional shares in connection with the offering. If so, please confirm to us that the prospectus will provide the appropriate disclosure about any transaction that the underwriter intends to conduct during the offering that stabilizes, maintains, or otherwise affects the market price of the offered securities. See Rule 481(d) under the Securities Act.

Response: The Company has made the requested revision to the Revised Registration Statement. The Company will provide in any prospectus or prospectus supplement related to an offering of securities the appropriate disclosure about any transaction that the underwriter intends to conduct during the offering that stabilizes, maintains, or otherwise affects the market price of the offered securities.

Comment 2: Please inform us how the Fund will account for the offering expenses related to the shares being registered.

Response: The Company intends to deduct offering expenses from amounts raised in any potential offering in accordance with U.S. Generally Accepted Accounting Principles.

Overview, page 1

Comment 1: Please explain the meaning of the term “managed” loans as used in this subsection and throughout the prospectus. Given the use of the term “managed net investment portfolio” and “managed loans,” the term “total assets under our management and the management of our unconsolidated wholly-owned subsidiaries, which includes assets serviced for third party investors” is confusing. “Assets serviced for third party investors” should be separately stated.

Response: The term “managed” loans include medallion, commercial and consumer loans that we and Medallion Bank own and service. The term “managed net investment portfolio” includes other non-loan investments together with our managed loans. The Company has clarified the disclosure in the Revised Registration Statement to state that “total assets under our management and the management of our unconsolidated wholly-owned subsidiaries” include both our managed net investment portfolio, as well as assets serviced for third party investors.

Interest Rate Sensitivity, page 4

Comment 1: We note that the medallion loans, which comprise approximately 60% of the Fund’s portfolio, are fixed rate loans. Please disclose, in this paragraph, this specific interest rate risk.

Response: The Company has included the following disclosure in the Revised Registration Statement:

“The majority of our loan portfolio is comprised of fixed-rate loans. Abrupt increases in market rates of interest may have an adverse impact on our earnings until we are able to originate new loans at the higher prevailing interest rates.”

Fees and Expenses, page 6

Comment 1: Please provide an “Acquired Fund Fees and Expenses” line item if it is expected that the Fund’s assets will be invested in an “acquired fund,” including a money market fund, and the indirect expenses of such an investment are expected to be equal to, or greater than, one basis point. If any such indirect expenses are expected to be less than one basis point, please confirm that they will be included in “other expenses.” See Instruction 10 to Item 3.1. of Form N-2. Please confirm that the composition of “Cash and Cash Equivalents” on the balance sheet does not include investments in money market funds.

Response: The Company does not expect to invest in any “acquired fund” that would require disclosure of “Acquired Fund Fees and Expenses” in the Fees and Expenses table. To the extent that the Company does expect to invest in an acquired fund, the Company will include an Acquired Fund Fees and Expenses line item if such investment is expected to equal, or be greater than, one basis point, and the Company will include the indirect expenses of an acquired fund in “other expenses” if such investment is expected to be less than one basis point. The composition of “Cash and Cash Equivalents” on the balance sheet does not include investments in money market funds.

Use of Proceeds, page 11

Comment 1: Please state the interest rate and maturity of any specific debt intended to be paid off with the net proceeds of the offering. See instruction 2 to Item 7.1 of form N-2.

Response: As required by Item 7.1, the Company has disclosed the principal purposes for the use of net proceeds, which may include reducing the Company’s debt under its revolving facilities. Since the Company currently does not intend to use the net proceeds to discharge any particular debt of the Company, the Company is unable to provide specific information about the interest rate and maturity of the indebtedness. If the Company intends to pay off specific debt with the net proceeds of the offering, the Company will provide the requested disclosure.

Dividends, page 12

Comment 1: Please change all references to “dividends” throughout the registration statement to “distributions,” as the nature of the distributions is not known at the time of their declaration. This comment also applies to all references to “dividends declared” in Company communications to shareholders such as press releases, the website and the financial information filed on Forms 10-K and 10-Q.

Response: The Company has made the requested revisions to the Revised Registration Statement. The Company will make the requested revisions to all of the Company’s future communications to shareholders such as press releases, the website and the financial information filed on Forms 10-K and 10-Q.

Comment 2: Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, it should disclose the components of the distribution yield. In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and the Fund should also disclose that the distribution yield does not represent its performance.

Response: The Company does intend to report a distribution yield on either Forms 10-K or 10-Q. The Company reports through quarterly press releases filed on Form 8-K a distribution yield based on the closing price of the Company’s stock as of a particular date. The Company respectfully notes that at the time of the reporting, the tax components of the distribution yield may not be known prior to the end of its fiscal year. If the tax components of the distribution yield are known, the Company will provide the requested disclosure. With respect to the reporting of distributions, the Company complies with Section 19(a) of the 1940 Act. The Company respectfully notes that other closed-end funds that report a distribution yield do not also disclose the SEC total return and/or yield in their quarterly press releases.

Consumer lending by Medallion Bank…, page 13

Comment 1: The disclosure states that Medallion Bank lends to “consumers that have blemishes on their credit reports.” Disclose the extent to which the bank’s portfolio consists of loans to borrowers with below “prime” credit scores.

Response: Medallion Bank lends to consumers with FICO scores across the FICO score spectrum. The Company has revised this risk factor disclosure to clarify that Medallion Bank’s consumer loan portfolio traditionally carries a higher risk of loss than the Company’s medallion and commercial loan portfolios.

Federal and state law may discourage certain acquisitions of our common stock..., page 17

Comment 1: Please disclose any limitations imposed by federal and state law on the amount of dividends payable by Medallion Bank and, if so, whether such restrictions could affect the Fund’s qualification as a “regulated investment company.”

Response: Under an order issued in 2003 by the Federal Deposit Insurance Corporation (the “FDIC”) to Medallion Bank, as a condition for obtaining FDIC insurance, Medallion Bank was prohibited from paying out dividends during the three years following entry of the order. That provision of the order has since expired. In addition, during Medallion Bank’s participation in the Troubled Asset Relief Program (“TARP”), the amount of dividends payable by Medallion Bank were limited. Medallion Bank has since exited TARP and such limitations no longer apply. Therefore, the Company does not believe there are any applicable restrictions on the ability of Medallion Bank to pay dividends unique to Medallion Bank that could affect the Company’s qualification as a “regulated investment company.”

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 20

Comment 1: The Fund’s Schedule of Investments, beginning on page F-41, indicates that the Fund’s commercial loans include significant PIK interest and capitalized interest. Please summarize here and disclose in more detail, where appropriate, the following additional risks represented by such loans.

a)	Please disclose how much of the Fund’s current income is attributable to OID.

Response: None of the Company’s current income is attributable to original issue discount, and the Company does not incur a material amount of PIK interest. In the event the Company recognizes a material amount of OID income or PIK interest, the Company will disclose such amounts.

b)	Please disclose that the higher interest rates on OID instruments reflect the payment deferral and, in the case of loan obligations, the credit risk associated with the collectability of deferred payments.

Response: As noted above, none of the Company’s current income is attributable to OID, and the Company does not incur a material amount of PIK interest. In the event the Company expects to recognize a material amount of OID income or PIK interest, the Company would provide the requested risk disclosure and/or risk disclosure applicable to PIK loans.

c)	Please disclose that even though the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual collection is scheduled to occur upon maturity of the obligation.

Response: As noted above, none of the Company’s current income is attributable to OID. In the event the Company expects to recognize a material amount of OID income, the Company would provide the requested risk disclosure.

d)	Distributions of OID income may come from investors’ paid-in capital without having to be reported as such to the investors. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them may come from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

Response: As noted above, none of the Company’s current income is attributable to OID. In the event the Company expects to recognize OID income, the Company would provide the requested risk disclosure.

Our SBIC subsidiaries may be unable to meet the investment company requirements, which could result in the imposition of an entity-level tax, page 20

Comment 1: The last sentence of the paragraph states: “If our subsidiaries are unable to obtain a waiver, compliance with the SBA regulations may result in loss of RIC status and a consequent imposition of an entity-level tax at the subsidiary level.” Based on the SBA’s new requirement that SBIC distributions must be reinvested, the fact that a waiver is granted will create a new risk. The Fund will not receive cash from the SBICs in the amount of the dividend income that it must distribute to its investors to maintain its own RIC status. Please revise the disclosure to discuss this new risk.

Response: The Company has historically been required to reinvest any distribution made to it by its SBICs subsidiaries in excess of Retained Earnings Available for Distribution (“READ”). The Company has included revised disclosure to clarify that distributions in excess of READ are required to be reinvested in the SBIC subsidiary.

A decrease in prevailing interest rates may lead to more loan prepayments, which could adversely affect our business, page 22

Comment 1: Given that approximately 60% of the value of the Fund’s portfolio is fixed-rate loans, please provide a corresponding subsection describing the risks of an increase “in prevailing interest rates.”

Response: The Company has provided the requested disclosure on page 22 of the Revised Registration Statement and will include similar disclosure in its applicable future filings.

Our investment portfolio is…recorded at fair value as determined in good faith by our management and approved by our Board of Directors…, page 22

Comment 1: The Dodd-Frank Act requires a company that owns an industrial loan company to serve as a “source of strength” to the institution and the federal bank regulators are required to issue regulations interpreting this requirement. In addition, a company owning an industrial loan company is subject to the Dodd-Frank “Volcker Rule.” Please disclose the effects of these provisions on the Fund.

Response: The Company believes it has historically served, and will serve in the future, as a source of strength to its industrial bank subsidiary, Medallion Bank. The Company does not believe the codification of this requirement under the Dodd-Frank Act will materially impact its obligations. The Company also does not believe the “Volcker Rule” will materially impact the Company’s operations as presently conducted. The Company is a banking entity with under $10 billion in assets that does not own any investments in “covered funds” or conduct proprietary trading. Prior to investing in a covered fund or conducting proprietary trading, the Company would adopt a compliance program as required under the rule before making any such investment or conducting any such activity. The Company has provided the requested disclosure on page 16 of the Revised Registration Statement and will include similar disclosure in its applicable future filings.

The lack of liquidity in our investments may adversely affect our business, page 23

Comment 1: Given the substantially fixed-rate composition of the Fund’s portfolio, please explain the meaning of the statement, page 24, that “a hypothetical immediate 1% increase in interest rates would result in an increase to the line item ‘net increase in net assets resulting from operations’….”

Response: Although a majority of the Company’s loan portfolio is comprised of fixed-rate loans, the Company’s portfolio does contain adjustable rate loans that would adjust immediately upon an increase in interest rates.

Total Portfolio Yield, page 36

Comment 1: Please explain how the Fund’s “weighted average yield” is calculated. Please disclose that this yield is higher than what investors in the Fund will actually realize because it does not reflect the Fund’s expenses and any sales load that may be paid by investors.

Response: The Company’s weighted average yield is calculated by dividing the aggregate yield, as of the applicable period end date, of each investment in the portfolio by the aggregate portfolio balance. The Company has provided the requested disclosure and a description of how the weighted average yield is calculated on page 36 of the Revised Registration Statement and will include similar disclosure in its applicable future filings.

Senior Securities, page 58

Comment 1: Please provide a note to the table reconciling the amount of “Funds borrowed” of $314,958 on the balance sheet and the amount of senior securities of $108,654,000.

Response: The Company has provided the requested disclosure on page 59 of the Revised Registration Statement and will include similar disclosure in its applicable future filings.

Executive Compensation, page 86

Comment 1: Please inform us whether the Fund intends to request an exemption from Section 61(a)(3)(B) of the Investment Company Act from the Commission to approve a stock option plan for non-employee directors and the grant of certain stock options.

Response: The Company currently does not intend to request an exemption from Section 61(a)(3)(B) of the Investment Company Act from the Commission to approve a stock option plan for non-employee directors and the grant of certain stock options.

Regulation of Medallion Bank as an Industrial Bank, page 113

Comment 1: The disclosure indicates that both the FDIC and the Utah Department of Financial Institutions are authorized to conduct safety and soundness examinations of Medallion Bank. Please inform us about when those regulators last conducted such examinations and the results of their examinations.

Response: Both the FDIC and the Utah Department of Financial Institutions examine Medallion Bank on an annual basis. The last examination was a joint examination conducted by the FDIC and the Utah Department of Financial Institutions for the period ended June 30, 2013. The FDIC’s examination report is confidential, and we believe we are prohibited from furnishing the results of the examination pursuant to Part 309 of the Federal Deposit Insurance Corporation Rules and Regulations and Section 7-1-809 of the Utah Code. Medallion Bank does not believe it will be subject to any informal or formal enforcement actions as a result of its most recent examination.

Debt Securities, page 121

Comment 1: Because the disclosure provides only a generic description of the debt securities that the Fund may issue, please provide the staff with a representation that the Fund will not file subsequent prospectus supplements for take-downs of debt offerings referred to as “senior.”

Response: The Company represents that it will not file subsequent prospectus supplements for take-downs of debt offerings referred to as “senior.”

Other

Comment 1: Please update the registration statement to include the Fund’s March 31, 2014 quarterly financial information.

Response: The Company has updated the Revised Registration Statement to include the Company’s March 31, 2014 quarterly financial information.

Comment 2: Please file an updated consent of the independent registered public accounting firm with the Fund’s amended registration statement.

Response: The Company will file an updated consent of the independent registered public accounting firm with the Revised Registration Statement

Comment 3: Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response: All of the Company’s officers, directors, and 10% beneficial owners have filed the ownership reports required by Section 16(a) of the 1934 Act.

Comment 4: In future filings please include a cover letter that describes the purpose of the filing and provides the address and direct telephone number of a representative of the Fund to whom the staff may direct questions and comments about the filing.

Response: The Company will include the requested cover letter in this filing and future filings.

TELEPHONE COMMENTS

ANNUAL REPORT ON FORM 10-K

General

Comment 1: Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied?

Response: The Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied. Based on the definition of a “significant subsidiary” set out in Rule 1-02(w), the Company has concluded that the financial statements of Medallion Bank commencing on page F-58 should continue to be included in its 10-K filings and that the disclosure regarding Medallion Bank in footnote 3 should continue to be included in its 10-Q filings. On the basis of its analysis, the Company does not believe any other non-consolidated portfolio company meets the applicable disclosure requirements.

Report of Independent Registered Accounting Firm, page F-2

Comment 1: In the last paragraph of the Report of Independent Registered Accounting Firm, the date of WeiserMazars LLP’s report on internal controls is listed incorrectly. Please file an amendment to the Form 10-K to correct the date of the report.

Response: The Company filed the requested amendment to the Form 10-K on June 20, 2014.

Consolidated Statements of Operations, p. F-4

Comment 1: Please include a footnote reference to the corresponding note that breaks out the components of the line item “Other operating expenses.”

Response: The Company has included a footnote with an appropriate cross-reference to the notes of the financial statements on pages F-4 and F-81 of the Revised Registration Statement and in its applicable future filings will include similar disclosure.

Consolidated Balance Sheets, p. F-5

Comment 1: What is the composition of cash and cash equivalents? Is this a money market mutual fund? Does the Company expect to incur “Acquired Fund Fees and Expenses”?

Response: Please see the Company’s response to Comment Letter, Fees and Expenses, Comment 1.

Consolidated Statements of Changes in Net Assets, p. F-6

Comment 1: We note that a return of capital was paid in 2013. Was the Fund in compliance with Section 19(a) of the 1940 Act?

Response: The Company was in compliance with Section 19(a).

Consolidated Statements of Cash Flows, p. F-7

Comment 1: If the Fund incurs a material amount of payment-in-kind (“PIK”) interest please include a line item or footnote disclosing the amount of such PIK interest payable on the statement of cash flows.

Response: The Company does not incur a material amount of PIK interest. The Company will include the requested disclosure in the event that the Company incurs a material amount of PIK interest.

Notes to Financial Statements

Comment 1: Note 9 – Commitments and Contingencies, Other Commitments, p. F-28. Please include disclosure regarding the specific portfolio companies that the $1,129,000 relates to.

Response: The Company respectfully notes that it has not identified the portfolio company as it is an immaterial amount relating to a loan commitment issued to one borrower. The Company does not typically issue loan commitments in the ordinary course of its business.

Comment 2: Note 11 – Shareholders’ Equity, p. F-30. Please disclose the gross proceeds and offering costs related to the May 2012 and December 2013 offerings. In addition, please disclose how the Fund is accounting for these offering costs.

Response: The Company has provided the requested disclosure on page F-30 of the Revised Registration Statement and will include similar disclosure in its applicable future filings.

Comment 3: Note 16, Fair Value of Assets and Liabilities, p. F-35 and F-37. In the fair value hierarchy table as of December 31, 2013 on page F-35, in the line item “Other assets” the Fund shows Level 3 assets. Please include those assets in the Level 3 fair value measurement table on page F-37.

Response: The Company has provided the requested disclosure on pages F-37, F-111 and F-112 of the Revised Registration Statement and will include similar disclosure in its applicable future filings.

Comment 4: Note 17, Investments Other Than Securities, p. F-39.

a)	Please disclose the costs of the Fund’s investments other than securities.

Response: The Company has provided the requested disclosure in the tables on pages F-39 and F-113 of the Revised Registration Statement and will include similar disclosure in its applicable future filings.

b)	Please include a footnote disclosing whether the Fund’s investments other than securities are non-qualifying assets under the 1940 Act.

Response: The Company has revised footnote 1 to the tables on pages F-39 and F-113 of the Revised Registration Statement to include the requested disclosure and will include such disclosure in its applicable future filings.

Comment 5: Consolidated Summary Schedule of Investments, p. F-45. Please confirm that in footnote 1 the weighted average interest is as of the date indicated and not over a specific period of time.

Response: The Company confirms that in footnote 1 the weighted average is as of the date indicated.

REGISTRATION STATEMENT ON FORM N-2

Fees and Expenses, page 6

Comment 1: In footnote 3, please remove the phrase, “taking into account the anticipated net proceeds from offerings of common stock” and include this phrase in any future prospectus supplement.

Response: The Company has made the requested revision to the Revised Registration Statement and will include this phrase in any future prospectus supplement.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s efforts in connection with this matter. Should you have any additional questions or concerns, please call me at (202) 303-1275.

Very truly yours,

/s/James G. Silk

James G. Silk

Partner

Willkie Farr & Gallagher

cc:	Jeffrey Yin, Esq., Chief Compliance Officer and General Counsel, Medallion Financial Corp.
Andrew M. Murstein, President, Medallion Financial Corp.
Mario M. Cuomo, Esq., Willkie Farr & Gallagher LLP